Exhibit 10.1
July 18, 2023
Re: Commitment to Purchase and Leaseback – Tellurian Inc. Driftwood LNG Land (the “Property”)
To: Mr. Charif Souki
Executive Chairman of the Board
Tellurian Inc.
Dear Mr. Souki,
Blue Owl Real Estate Fund VI OP LP (or its affiliates, together with a special purpose entity formed by such entity or its affiliates under common control, “Purchaser”, “we”, “our” or “us”) is pleased to present Tellurian Inc., a Delaware corporation (collectively, and together with their affiliates, “Tellurian”, “you” or “your”) with this commitment to consummate a sale-leaseback transaction with Tenant (as defined in the Term Sheet (defined below)) and its applicable affiliates (the “Sale-Leaseback Transaction”) for land totaling 200 acres owned by, and 600 acres leased by Driftwood LNG LLC (“Seller”) located in Lake Charles, Louisiana (the “Property”), substantially on the terms and conditions set forth in this commitment letter (this “Commitment”), including the Term Sheet attached hereto as Exhibit A (the “Term Sheet”).
A.About Blue Owl Real Estate
Blue Owl Real Estate is a leading global real estate investment firm focused on acquiring properties net-leased to investment grade and creditworthy tenants. Blue Owl Real Estate’s investment funds currently have $30 billion of discretionary acquisition and co-investment capacity. Blue Owl Real Estate specializes in providing flexible capital solutions to a variety of organizations including corporations, healthcare systems, universities and government entities.
Blue Owl Real Estate is currently deploying capital for its sixth value-add, closed-end real estate fund, a core-plus, open-end real estate fund, and a non-traded Real Estate Investment Trust, predominantly into sale-leaseback and build-to-suit transactions. In 2022, Blue Owl Real Estate deployed approximately $5.2 billion of capital, making it the second-largest acquirer of commercial real estate in North America.
Blue Owl Real Estate manages funds for a diversified mix of major public and corporate pension plans and private endowments such as Chicago Teachers’ Pension Fund, Municipal Employees’ Retirement System of Michigan, Pennsylvania State Employees’ Retirement System, and many more.
B.Commitment; Purchase Price; Conditions Precedent
1.Commitment; Purchase Price. During the Commitment Period (defined below), and subject to the terms and conditions hereof, Purchaser hereby irrevocably commits and agrees to acquire the Property consistent with the provisions set forth in the Term Sheet and the Purchase Agreement (defined below) for a purchase price of $1.0 billion (the “Purchase Price”). This Commitment shall expire and be of no further force or effect (other than the provisions hereof that expressly survive termination or expiration hereof) upon the expiration of the Commitment Period (defined below).

Blue Owl Capital
30 North LaSalle Street, Suite 4140, Chicago, IL 60602 | 312.448.8122

2.Commitment Period. The Commitment Period shall commence upon the date hereof and terminate upon the earliest to occur of (i) one hundred eighty (180) days following the date hereof, (ii) the termination of this Commitment in accordance with the terms hereof, and (iii) the termination of the Purchase Agreement (such period, the “Commitment Period”). After any expiration or termination of the Commitment Period as set forth above, Purchaser shall not have any further obligation to consummate the Sale-Leaseback Transaction or have any further liability or obligation to you hereunder, except as otherwise expressly set forth herein.
3.Conditions Precedent. Purchaser’s commitment to consummate the Sale-Leaseback Transaction is subject to the satisfaction of the following conditions precedent during the Commitment Period:
(a)the negotiation, execution and delivery of a purchase and sale agreement (the “Purchase Agreement”) for the purchase and sale of the Property, consistent with the provisions set forth in this Commitment and the Term Sheet, and satisfaction of all conditions precedent to Purchaser’s obligation to consummate the Sale-Leaseback Transaction set forth in the Purchase Agreement and the Lease;
(b)(i) identification to Purchaser of the “Contingent Guarantors”, who must hold an investment grade rating of BBB or higher, or attain an equivalent shadow credit rating; and (ii) Purchaser’s approval, in its sole discretion, of the Contingent Guarantors after satisfactory completion of a comprehensive review of the Tenant’s and Contingent Guarantors’ audited financials;
(c)(i) the execution and delivery of the Lease, substantially in the form agreed by the parties and including the terms set forth in Exhibit “A” of the Term Sheet and (ii) the execution and delivery of the guarantee from the Contingent Guarantors jointly and severally guaranteeing the payment and performance of the Tenant’s obligations under the Lease, in form and substance acceptable to Purchaser and Contingent Guarantors;
(d)(i) Purchaser’s receipt of a title insurance policy issued by a nationally-recognized title insurance company, in the amount of the Purchase Price, showing only the Permitted Encumbrances (as defined on Exhibit B attached hereto), (ii) Purchaser’s receipt of an ALTA survey that is sufficient for the title insurer to remove the general survey exception in the title insurance policy and does not disclose any material and adverse matters to the value of the Property, except for Permitted Encumbrances (provided that the location of any such Permitted Encumbrances as shown on such survey may constitute such a material and adverse matter), (iii) Purchaser’s receipt of a customary zoning report indicating that (x) the Property is in material compliance with applicable zoning laws and ordinances governing the occupancy, use, and operation of the Property (for the avoidance of doubt a building, fire or other code violation shall not be deemed to cause the Property not to be in material compliance) and (y) if applicable, any non-conforming use or structure constitutes a legal non-conforming use or structure, and (iv) Purchaser’s receipt of a Phase I environmental site assessment with respect to the Property that does not identify any (A) hazardous substances or petroleum products in, on, or at a

Blue Owl Capital
30 North LaSalle Street, Suite 4140, Chicago, IL 60602 | 312.448.8122

Property due to release to the environment, under conditions indicative of a release to the environment, or under conditions that pose a material threat of a future release to the environment, or (B) other adverse environmental matters with respect to the Property; and
(e) Evidence acceptable to Purchaser in its sole discretion that Tellurian or its affiliates have secured equity and debt commitments from other capital sources in a sufficient amount with respect to the development of the Driftwood project

If any one or more of the foregoing conditions precedent is not satisfied as of the consummation of the Sale-Leaseback Transaction, then (a) Purchaser may elect to waive (in writing) such condition and proceed with the consummation of the Sale-Leaseback Transaction, or (b) Purchaser shall not be required to consummate the Sale-Leaseback Transaction and this Commitment shall be terminated and of no further force or effect.
4.Closing: The closing of the Sale-Leaseback Transaction will occur in accordance with the Purchase Agreement.
C.Confidentiality and Exclusivity
1.Confidentiality. This Commitment shall be subject to, and shall constitute “Confidential Information” under that certain Confidentiality Agreement, dated as of February 15, 2023, between Tellurian and Blue Owl Real Estate Capital LLC (f/k/a Oak Street Real Estate Capital, LLC) (the “Confidentiality Agreement”). Notwithstanding the foregoing, (i) Tellurian may disclose the existence and execution (and, if applicable, termination) of this Commitment in a filing with the SEC and to prospective investors in the Sale-Leaseback Transaction, provided that no such disclosure shall refer in any manner to Blue Owl Real Estate or its affiliates nor include a copy of this Commitment or any portion hereof (redacted or otherwise) as an exhibit without Purchaser’s prior written consent in its sole and absolute discretion, and, (ii) if this Commitment has not been terminated by the date on which Tellurian files its report on Form 10-Q for the quarter ending September 30, 2023, Tellurian may file this Commitment with such report, to the extent required by applicable laws, rules and regulations. Except as expressly set forth in the foregoing clauses (i) and (ii), Tellurian shall not (and shall cause its affiliates not to) make any press release or other public disclosure regarding this Commitment or the transaction contemplated hereby without Purchaser’s prior written consent in its sole and absolute discretion. The provisions of this paragraph shall survive termination of this Commitment.
2.Exclusivity. During the period commencing upon the date hereof and terminating upon the date that is one (1) year after the date hereof (the “Exclusivity Period”), you and your affiliates, and your and your affiliates’ respective directors, employees, officers, partners with respect to the Property (e.g., joint venture partners), and principals (collectively, the “Tellurian Parties”) will negotiate exclusively with Purchaser with respect to the Sale-Leaseback Transaction on the terms set forth herein and in the Term Sheet and will not solicit, accept, negotiate, provide information for, or otherwise pursue or respond to (other than to reject), any offers for the sale and leaseback of, or substantially similar transaction with respect to, the Property.

Blue Owl Capital
30 North LaSalle Street, Suite 4140, Chicago, IL 60602 | 312.448.8122

D.Break Fee.
1.Seller’s Failure to Consummate with Purchaser. If, during the Exclusivity Period, (i) you breach the provisions of Section C.2 above or (ii) you consummate, or enter into a binding agreement to consummate, a sale-leaseback transaction or any equity or debt investment or financing or similar transaction with respect to, or otherwise in connection with or related to a final investment decision (or similar final decision to move forward with the construction) of, the Driftwood project (whether or not secured directly or indirectly by the Property or the direct or indirect owners of the Property or any interest therein) with a party other than Purchaser (a “Restricted Transaction”), and you do not enter into the Sale-Leaseback Transaction with Purchaser, then, upon such breach of the provisions of Section C.2 above or the consummation of such Restricted Transaction (as applicable), you will be obligated to pay to Purchaser a fee in an amount equal to three percent (3%) of the Purchase Price (the “Break Fee”). Tellurian’s obligation to pay the Break Fee shall survive the termination or expiration of this Commitment. The parties acknowledge that Purchaser’s damages would be difficult to determine and that the Break Fee set forth above is a reasonable estimate of the damages resulting from a breach by the Tellurian Parties of Section C.2 above or the occurrence of a Restricted Transaction (as applicable).
2.Purchaser’s Failure to Consummate. If all conditions precedent to Purchaser’s obligation to consummate the Sale-Leaseback Transaction during the Commitment Period are satisfied or waived in writing by Purchaser, and Purchaser fails to fund the Purchase Price in accordance with the terms of the Purchase Agreement, then Purchaser shall pay the Break Fee to Tellurian within five (5) business days after the earlier of (i) delivery of notice to Seller that Purchaser does not intend to consummate the Sale-Leaseback Transaction, or (ii) the closing date under the Purchase Agreement. Purchaser’s obligation to pay the Break Fee shall survive the termination or expiration of this Commitment.
E.Miscellaneous.
1.Prior Discussions. This Commitment (and the Term Sheet) supersedes all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto.
2.Governing Law; Disputes. This Commitment (and the Term Sheet) shall be governed by the law of the State of New York. If this Commitment becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury. This Commitment may be amended, modified or waived only in a writing signed by each of the parties hereto.
3.No Assignment. This Commitment shall not be assigned by any party without the prior written consent of the other party, provided that any purported assignment by any party of this Commitment in contravention of this clause shall be null and void, provided further that (i) Tellurian may assign this Commitment (including the Term Sheet) to one or more of its affiliates without Purchaser’s consent, provided Tellurian is not released from its obligations hereunder and (ii) Purchaser may assign this Commitment (including the Term Sheet) to one or more of its affiliates without Tellurian’s consent, provided Purchaser is not released from its obligations hereunder.

Blue Owl Capital
30 North LaSalle Street, Suite 4140, Chicago, IL 60602 | 312.448.8122

4.Counterparts. This Commitment may be signed in multiple counterparts and may be delivered by facsimile or in PDF by electronic mail, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.
5.No Third Party Beneficiary. This Commitment is made solely for your benefit and Purchaser and its affiliates’ benefit and is not for the benefit of, and may not be relied upon by, any other person or entity.
6.Good Faith Efforts. If the terms of this Commitment are accepted as provided herein, you and Purchaser shall endeavor in good faith to consummate the Sale-Leaseback Transaction in accordance with the terms hereof and the Purchase Agreement.
7.Brokers. Tellurian represents to Purchaser that it has not contracted with, nor does it know of, any broker who has participated in the transactions contemplated by this Commitment except B. Riley Securities, Inc. (“Broker”), none of whose fees or expenses shall be payable by Purchaser. By signing below, Tellurian agrees to pay, and to indemnify and hold Purchaser harmless from any and all loss, cost or expense arising from the breach of the foregoing representation. Purchaser represents to Tellurian that it has not contracted with any broker who has participated in the transactions contemplated by this Commitment, and that it does not know of any such broker other than Broker. The provisions of this paragraph shall survive the closing of the Sale-Leaseback Transaction and/or the termination of this Commitment.
8.Blue Owl Real Estate Not a Fiduciary. Tellurian acknowledges and agrees that (i) no fiduciary, advisory or agency relationship between Blue Owl Real Estate and Seller is intended to be or has been created in respect of any of the transactions contemplated by this Commitment, irrespective of whether Blue Owl Real Estate has advised or is advising Tellurian on other matters, (ii) Blue Owl Real Estate and Tellurian have an arm’s-length business relationship that does not directly or indirectly give rise to, nor does Tellurian rely on, any fiduciary duty on the part of Blue Owl Real Estate, (iii) Tellurian is capable of evaluating and understanding, and Tellurian understands and accepts, the terms, risks and conditions of the transactions contemplated by this Commitment, (iv) Tellurian has been advised that Blue Owl Real Estate is engaged in a broad range of transactions that may involve interests that differ from Tellurian’s interests and that Blue Owl Real Estate has any obligation to disclose such interests and transactions to Tellurian by virtue of any fiduciary, advisory or agency relationship, and (v) Tellurian waives, to the fullest extent permitted by law, any claims Tellurian may have against Blue Owl Real Estate for breach of fiduciary or other implied duty or alleged breach of fiduciary or other implied duty and agrees that Blue Owl Real Estate has no liability (whether direct or indirect) to Tellurian in respect of such a fiduciary or other implied duty claim or to any person asserting a fiduciary or other duty claim on behalf of or in right of Tellurian, including Tellurian’s equity holders, employees or creditors.
9.Termination of Prior Letter of Intent. The parties hereby acknowledge and agree that the Letter of Intent to Purchase dated April 4, 2023, previously executed by and between the parties, shall be terminated in its entirety as of the date hereof. From the date of execution of this Commitment, all negotiations, understandings, and agreements between the parties shall be exclusively governed by the terms

Blue Owl Capital
30 North LaSalle Street, Suite 4140, Chicago, IL 60602 | 312.448.8122

and conditions set forth in this Commitment and the Confidentiality Agreement, except as may be otherwise expressly agreed in writing by the parties.
We have a high level of confidence in our ability to execute this transaction and we are excited at the prospect of what we believe will be the beginning of a successful partnership. Please do not hesitate to call us with any questions. We look forward to discussing further.
[Signature Page Follows]

Blue Owl Capital
30 North LaSalle Street, Suite 4140, Chicago, IL 60602 | 312.448.8122

Very truly yours,

BLUE OWL REAL ESTATE FUND VI OP LP,
a Delaware limited partnership

By:    Blue Owl Real Estate Fund GP VI LLC,
     a Delaware limited liability company

        By: _/s. Michael Reiter_____
        Name: Michael Reiter
        Title:     Chief Operating Officer

AGREED AND ACCEPTED:

TELLURIAN INC.,
a Delaware corporation

By:     _/s/ Simon Oxley______
Name:     Simon Oxley
Title:     Chief Financial Officer

Date:     July 18, 2023

Blue Owl Capital
30 North LaSalle Street, Suite 4140, Chicago, IL 60602 | 312.448.8122

EXHIBIT A
TERM SHEET

Property:	Land totaling 200 acres owned by Seller (as defined below) in Lake Charles, LA and the additional 600 acres of land under a leasehold to be used for the Driftwood LNG plant. The ground rent under the 600 acres of land will be the responsibility of Tenant and the Contingent Guarantors.
Tenant:	The Tenant of the Property is Driftwood LNG LLC or a Tellurian subsidiary (the “Tenant”). The Contingent Guarantors will guarantee all of the Tenant’s obligations under the Master Lease.
Purchaser:	A special purpose entity to be formed by Blue Owl Real Estate Capital LLC or its applicable affiliates, having an address of 30 N. LaSalle St., Suite 4140, Chicago, IL 60602 (the “Purchaser” or “Blue Owl”). The acquisition will be funded through the existing undrawn capital commitments to Blue Owl. The acquisition has been fully approved by Blue Owl’s Investment Committee. No further approvals are needed by Blue Owl.
Seller:	Driftwood LNG LLC
Structure:	The structure of the transaction would consist of (i) an acquisition of the Property by Purchaser for $1,000,000,000 pursuant to the Purchase Agreement (as defined below) and (ii) upon (and as a condition to) closing of the acquisition under the Purchase Agreement, a 40-year lease of the Property from Purchaser to Tenant pursuant to a master lease (the “Master Lease”) based on the terms set forth on Exhibit “A” attached hereto (collectively, the “Transaction”).
Letter of Credit:	Upon closing of the Transaction, the Tenant will have to post a Letter of Credit in favor of Purchaser equal to 12 months of rent.
Definitive Agreements:	Purchaser’s counsel shall prepare initial drafts of (i) the purchase and sale agreement (the “Purchase Agreement”) between Purchaser and Seller and (ii) the Master Lease between Purchaser and Tenant (together with the Purchase Agreement, the “Agreements”) following the date on which Seller and Purchaser sign the Commitment. The Purchase Agreement will contain limited (primarily knowledge-based) representations and warranties and will include customary terms and conditions.

Blue Owl Capital
30 North LaSalle Street, Suite 4140, Chicago, IL 60602 | 312.448.8122

Expenses:	All closing costs shall be apportioned as customary in the jurisdiction in which the Property is located. Ordinary apportionment adjustments shall be made at closing.
Estoppel Letters:	Prior to closing of the Transaction, Seller shall furnish Purchaser with an estoppel letter acceptable to Purchaser from the Tenant, any guarantor, and parties to reciprocal and/or operating easement agreements, if applicable.
Title:	Seller shall deliver good and marketable, insurable title at closing, free and clear of all liens and encumbrances, except as otherwise approved by Purchaser.

Blue Owl Capital
30 North LaSalle Street, Suite 4140, Chicago, IL 60602 | 312.448.8122

Exhibit “A”
Lease Terms

Purchase Price	$1,000,000,000
Year 1 Rent	$87,500,000
Cap Rate	8.75%
Annual Rent Escalators	3.00%
Lease Type	Absolute NNN Ground Lease
Lease Term	40 years
Renewal Options	6, 5-year extensions
Option to Repurchase	To be mutually agreed

Blue Owl Capital
30 North LaSalle Street, Suite 4140, Chicago, IL 60602 | 312.448.8122

Exhibit “B”
Due Diligence Materials
1.A complete copy of the lease affecting the Property and all amendments thereto
2.Sources & uses with detailed funding sources
3.Copies of all environmental, engineering, physical condition reports and/or ADA surveys
4.Copies of latest revision survey(s) and site plan (delineating all improvements, easements, Property lines, etc.)
5.Certificate(s) of occupancy, if applicable
6.Confirmation of zoning compliance
7.Flood zone certificate
8.Proof of warranties for roofing system, HVAC, exterior envelope, elevators, and other major components, if applicable
9.All permits and licenses for operation of backup generator systems
10.Copies of any active material contracts
11.Real estate tax bills for last two (2) years (and for current tax year) if available
12.A copy of Seller’s title insurance commitment and policy relating to the Property
13.A copy of all architectural plans and specifications and construction drawings for improvements located on the Property
14.Current general liability and Property insurance certificates
15.Schedule of capital expenditures for the most recent five (5) years, if available, and budget for the next five (5) years
16.Electricity bills
17.Rent roll for the past 10 years
18.Appraisals, if available

Blue Owl Capital
30 North LaSalle Street, Suite 4140, Chicago, IL 60602 | 312.448.8122

EXHIBIT B

PERMITTED ENCUMBRANCES

“Permitted Encumbrances” shall mean:
(i)the Lease (with respect to the Property only);
(ii)the Sublease (if applicable) (with respect to the Property only);
(iii)any exception arising out of an act of Purchaser or its representatives, agents, employees or independent contractors;
(iv)real estate taxes for the current year and subsequent years that are not yet due or payable;
(v)assessments for municipal improvements, if any, and water and sewer changes, if any, for the current year and subsequent years that are not yet due or payable;
(vi)zoning and subdivision ordinances and regulations;
(vii)the standard exclusions from coverage set forth in the Title Policy that is customary in such jurisdiction where the Property is located and which Seller is not required to remove as provided above; and
(viii)any and all Schedule B-II exceptions set forth in the title commitment(s) delivered to Purchaser’s counsel prior to the date hereof with respect to the Property.

Blue Owl Capital
30 North LaSalle Street, Suite 4140, Chicago, IL 60602 | 312.448.8122